Exhibit 99.1

Sky Solar Holdings, Ltd. Reports First Quarter 2015 Unaudited Financial Results

HONG KONG — May 26, 2015 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for the first quarter of 2015.

Highlights:

•                  Q1 2015 total revenue of $10.3 million, up 64.5% over Q1 2014

•                  Q1 2015 Adjusted EBITDA of $7.0 million, compared to $0.9 million in Q1 2014

•                  92.7 MW of IPP assets in operation as of March 31, 2015, compared to 65.2 MW as of December 31, 2014

•                  28.4 MW of solar parks connected during Q1 2015

•                  1.3 GW of projects in pipeline as of March 31, 2015, including 19.5 MW under construction, 283.8 MW of shovel-ready projects and 1.0 GW of solar parks under development

•                  $7.4 million project refinancing in Japan raised

Mr. Weili Su, founder, chairman and chief executive officer of Sky Solar, commented, “We are pleased with our first quarter financial and operational results. We saw top line growth both year-over-year and sequentially, driven by strong electricity sales in Japan. We connected 26.4 MW in Japan during the quarter and it remains one of our most important markets. We also continue to make strides in the Latin American market. By the end of the first quarter, in Uruguay, Japan and Canada, we had 8.0 MW, 11.0 MW and 0.5 MW of projects under construction and on schedule, respectively. In China, we have successfully established our operating platform and continue to evaluate financing options and acquisition opportunities. We believe there are significant opportunities in China and are focused on identifying projects with attractive and reliable returns.”

Mr. Su continued, “Meanwhile, we continue to seek strategic financing opportunities to fuel our pipeline growth. As we previously announced, Mr. Sanjay Shrestha joined our team as the President of Sky Capital Americas in April to enhance our financing capabilities in the Americas. We believe Sanjay will considerably accelerate our growth in Latin America and North America. This strengthened financing ability, along with our track record of successful execution on our project pipeline, gives us considerable confidence for this year and beyond.”

First Quarter 2015 Financial Results

Net revenue was $10.3 million, up 64.5% from $6.2 million in the same period in 2014. Revenue from electricity sales was $5.1 million, up 3.7% from $4.9 million in the same period in 2014, while revenue from solar energy system and other sales was $5.1 million, up 297.2% from $1.3 million in the same period in 2014. The growth in electricity sales was primarily due to the connection of additional solar parks in Japan and Canada, partially offset by reductions in Greek subsidies since April 2014. The growth in revenue from solar energy system and other sales was primarily due to increased permit sales in Japan to a joint venture where we are a minority shareholder.

The following table shows the Company’s sequential and year-over-year growth in revenue for each segment, region and period indicated.

	Q1 2015	Sequential Change	Q4 2014	Year-Over-Year Change	Q1 2014
	(US$ in thousands, except percentages)
Asia	6,723	97.5%	3,404	401.0%	1,343
Electricity Sales	2,624	57.0%	1,671	108.8%	1,257
System Sales and Other	4,099	136.5%	1,733	4,666.3%	86
Europe	2,458	-17.0%	2,961	-43.4%	4,339
Electricity Sales	2,018	26.4%	1,596	-45.2%	3,685
System Sales and Other	440	-67.8%	1,365	-32.9%	654
North America	1,071	-40.5%	1,801	94.4%	551
Electricity	482	153.7%	190	—	—
System Sales and Other	589	-63.4%	1,611	6.9%	551
Electricity Sales	5,124	48.2%	3,457	3.7%	4,942
System Sales and Other	5,128	8.9%	4,709	297.2%	1,291

Cost of sales and services was $3.1 million, compared to $3.4 million in the same period in 2014. The decrease was primarily due to decreased euro- and yen-denominated costs.

Gross profit was $7.2 million, up 156.8% from $2.8 million in the same period in 2014. Gross margin was 70.0%, compared to 44.9% in the same period in 2014. The increase was primarily due to permit sales to our joint venture in Japan.

Selling and administrative (“SG&A”) expenses were $4.4 million, down 50.0% from $8.8 million in the same period in 2014. The decrease was primarily due to an impairment loss of $3.5 million incurred during the first quarter of 2014.

Operating income was $2.8 million, compared to an operating loss of $4.6 million in the same period in 2014.

Net income was $2.6 million, compared to a net loss of $5.7 million in the same period in 2014.

Basic and diluted earnings per share were $0.01, compared to basic and diluted loss per share of $0.02 in the same period in 2014. Basic and diluted earnings per ADS were $0.05, compared to basic and diluted loss per ADS of $0.13 in the same period in 2014.

Adjusted EBITDA was $7.0 million. 1

Pipeline Analysis

As of March 31, 2015, the Company owned and operated 92.7 MW of IPP assets, compared to 65.2 MW at the end of 2014.

The Company had 19.5 MW of projects under construction at the end of the quarter, compared to 47.5 MW under construction at the end of 2014. The majority of projects under construction were in Japan, where the Company is building 11.0 MW of capacity. The Company had another 8.0 MW of projects under construction in Uruguay and 0.5 MW of projects under construction in Canada.

In total, the Company had 1.3 GW of projects in various stages of development, which include the projects under construction described above as well as 283.8 MW of shovel-ready projects and more than 1.0 GW of pipeline in earlier development stages.

During the fourth quarter of 2014, the Company announced its intention to enter the China market. The Company is evaluating the acquisition of operating assets that could meaningfully increase its revenue and pipeline capacity.

In addition, during the three months ended March 31, 2015, the Company entered into bank facility agreements to refinance $4.0 million of solar parks in Canada and obtained project refinancing of a total $7.4 million for solar parks in Japan from several local banks. In March 2015, Sky Solar’s debt financing application for a portion of its projects in Japan was preliminarily approved by one local bank, subject to finalization of the loan agreement, for a total amount of $23.1 million.

1  Adjusted EBITDA is a non-IFRS measure used by the Company to better understand its results. The Company urges you to study the reconciliation between IFRS net income and adjusted EBITDA provided in this release.

Balance Sheet and Liquidity

As of March 31, 2015, the Company had cash and cash equivalents of $20.1 million, trade receivables of $21.0 million and solar park assets of $202.0 million. Total borrowing was $43.5 million, including $16.2 million of borrowing due within one year.

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA, a non-IFRS financial measure, below. The Company presents this non-IFRS financial measure because it is used by the Company’s management to evaluate its operating performance. The Company also believes that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expenses, interest expenses, impairment losses, IPO expenses and charges of fair value changes of financial liabilities.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside the Company’s other IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Three months ended March 31,
	2015	2014
	(US$ in thousands)
Profit (loss) for the period	2,587	(5,681)
Adjustments:
Income tax expense	(78)	774
Depreciation of property, plant and equipment	1,691	1,375
Share-based payment charged into profit or loss	180	170
Interest expenses	888	748
Impairment loss on IPP solar parks	42	1,285
Impairment loss on amounts due from other related parties	—	2,201
Fair value changes of financial liabilities-FVTPL	1,650	—
Adjusted EBITDA	6,960	872

The Company does not consider historical Adjusted EBITDA to be representative of future Adjusted EBITDA, as the Company’s revenue model changed from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity in the fourth quarter of 2013. The Company believes that Adjusted EBITDA is an important measure for evaluating the results of its IPP business.

These measures are not intended to represent or substitute numbers as measured under IFRS. The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

Conference Call

Sky Solar will hold a conference call on May 26, 2015 at 8:00 a.m. Eastern Time (8:00 p.m. Hong Kong Time) to discuss the Company’s first quarter 2015results.

Dial-in details for the live conference call are as follows:

International:	+65-6823-2299
United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Passcode:	8876359

A simultaneous live webcast will be available on the Investor Relations section of the Company’s website at www.skysolargroup.com.

A telephone replay will be available approximately two hours after the call concludes through June 1, 2015. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
United States:	+1-866-846-0868
Hong Kong:	800-966-697
Passcode:	8876359

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of March 31, 2015, the Company has developed 236 solar parks with an aggregate capacity of 214.5 MW and owned and operated 92.7 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its final prospectus filed pursuant to Rule 424(b)(4). Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Company:	Investor Relations:

IR@skysolarholding.com	ICR, LLC
Victor Kuo
+86 (10) 6583-7526
Victor.kuo@icrinc.com

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	Three Months Ended March 31,
	2015	2014
Revenue:
Electricity generation income	5,124	4,942
Solar energy system and other sales	5,128	1,291
Total revenue	10,252	6,233
Cost of sales and services	(3,071)	(3,437)
Gross profit	7,181	2,796
Impairment loss on IPP solar parks	(42)	(1,285)
Provision on receivables	—	(2,201)
Selling expenses	(361)	(352)
Administrative expenses	(3,996)	(4,923)
Other operating income	42	1,338
Profit (loss) from operations	2,824	(4,628)
Investment gains	87	127
Finance costs	(888)	(748)
Other non-operating expenses	485	342
Profit (loss) before taxation	2,508	(4,907)
Income tax expense	78	(774)
Profit (loss) for the period	2,586	(5,681)
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(11,969)	(308)
Total comprehensive income (expense) for the year	(9,383)	(5,989)
Profit (loss) for the year attributable to owners of the Company	2,586	(5,681)
Profit (loss) for the year attributable to non-controlling interests	—	—
	2,586	(5,681)
Total comprehensive income (expense) attributable to:
Owners of the Company	(9,383)	(5,880)
Non-controlling interests	—	(109)
	(9,383)	(5,989)
Profit (loss) per share — Basic	0.01	(0.02)
Profit (loss) per share — Diluted	0.01	(0.02)
Profit (loss) per ADS — Basic	0.05	(0.13)
Profit (loss) per ADS — Diluted	0.05	(0.13)

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands, Except Per Share Amounts

(Unaudited)

	December 31, 2014	March 31, 2015
Current assets:
Bank balances and cash	52,993	20,052
Restricted cash	5,438	1,889
Amounts due from customers for contract work	—	68
Amounts due from related parties	15,175	14,771
Trade and other receivables	20,321	20,973
Inventories	1,569	1,949
	95,496	59,702
Non-current assets:
IPP solar parks	180,610	202,008
Other non-current assets	13,480	16,164
	194,090	218,172
Total assets	289,586	277,874
Current liabilities:
Trade and other payables	60,297	60,416
Amount due to related parties	2,148	5,421
Amounts due to customers for contract work	1,194	—
Tax payable	5,485	4,953
Borrowings	31,735	16,184
	100,859	86,974
Non-current liabilities:
Borrowings	17,946	27,337
Other non-current liabilities	47,032	49,040
	64,978	76,377
Total liablilities	165,837	163,351
Total assets less total liabilities	123,749	114,523
Equity:
Share capital	5	5
Reserves	123,711	114,471
Equity attributable to owners of the Company	123,716	114,476
Non-controlling interests	33	47
Total equity	123,749	114,523
Total liabilities and equity	289,586	277,874